Stephen Michael Butler

Address: [redacted]



Education:

Masters of International Management with a concentration in international finance and accounting, December, 1973, American Graduate School of International Management (Thunderbird), Glendale, Arizona. Established a successful trade-barter company as final Capstone project.

B.A. Physics, Minor in Business Administration, December, 1972, California State University, Sacramento, California. Dean's List and member of Sigma Phi Sigma, the National Physics Honors Society. NSF research grant recipient to study Fermi levels in Sulfur compounds.

Continuing education in executive management, finance, and information technology (IBM, Microsoft, Stanford, Harvard, Altos Group, and the Cambridge Group).

6 – 12 Certification, Physical Sciences (Physics, Chemistry, & Earth Sciences), and IB and AP certification in Physics, Chemistry, and mathematics. The College of New Jersey, Trenton, New Jersey.

In-service and external teaching programs in IB and AP instruction, differentiated and layered curriculum, learning styles, ESL, and teaching strategies.

Leadership and Instructor Training, U.S. Army, 1970, Noncommissioned Officers School, Bad Tolz, West Germany. First Honor Graduate.

Experience:

2018-Present **Board of Directors**, Biodel Ag, Maricopa, Arizona

2015-2018 **CEO,** Beem Biologics Inc., Maricopa, Arizona

Responsible for strategic direction and tactical planning and the overseeing and coordinating corporate start-up operations. Additional responsibilities as the interim CFO. Team leader in bringing Beem Biologics, Inc. into operation, in less than 12 months.

2013-2015 **Business Manager,** Beem Agro-Sciences Corporation, Granite Bay, California

Responsible for general business functions to include finance and accounting, inventory control, and legal compliance. Additional duties include consulting in Chemistry, sales and marketing strategies, and data collection and analysis.

2012-2013 **General Manager, Africa,** Stoller Enterprises, Houston, Texas

Responsible for administering existing, and establishing new Stoller distributors and manufacturing facilities in West and East Africa. Additional responsibilities included product registrations, field trials, distributor training, and the establishment of high level contacts in local governments. Major achievements included legalizing both Stoller Kenya and Stoller Africa, registering 20+ products, completing all preparations for an East African Stoller manufacturing facility, and negotiating and signing new distributor agreements covering 12 African countries. Project terminated due to realignment of corporate priorities.

2000 - 2011 **International School Instructor and Administrator,** working with international schools in the Philippines, Costa Rica, Abu Dhabi, Turkmenistan, and Kazakhstan, in university level Chemistry, Physics, Mathematics, and Business Studies. Responsible for improving curriculum, enrollment numbers, modernization of facilities, and improved administrative operations in all institutions.

1999 – 2000 **World Wide After-Market Director,** Ingersoll-Rand Drilling Solutions, Garland, Texas

Responsible for $65 million after-market parts operation, to include total supply chain management, IT systems, sales, call-center operations, marketing, forecasting, and technical publications. Additional responsibilities for logistical support for $40 million of accessories.

Implemented first parts marketing programs, ABC analysis, and forecasting. Reorganized call-center-operations achieving a 17% service improvement.

Business unit reached profitability within one year and was subsequently sold.

1992 - 1999 **Managing Director**, TAMGO Corporation, Zahid Group, Jeddah, Saudi Arabia.

Started and directed a new company, with three operating divisions (sales and rental of construction-related machinery, tires and automotive products, and a support division).

Grew the business from a staff of three and no product franchises or facilities, to over $35 million in sales, and 200 staff, operating from 24 locations in Saudi Arabia.

Returned to the US after 10 years in the Middle East.

1993 – 1996 **Director of Information Technology**, Zahid Tractor & Heavy Machinery Co., Jeddah, Saudi Arabia (position held concurrently with that of TAMGO Managing Director).

Managed a national AS/400 system with four production sites, supporting 1200 users.

Oversaw the design and implementation of new operational policies and procedures for software development, support, and operations. Directed the implementation of a new financial package, an NT based enterprise system, an ISO support system, and corporate wide NOTES.

Planned and directed the corporate migration to a LAN/WAN architecture.

Reduced the corporate IT budget 25%, to below 1% of total sales while increasing available user capacity by 30%.

1989 – 1992 **Product Manager** for Caterpillar Machines and **Merchandising Manager** for the Construction Machinery Division, Zahid Tractor & Heavy Machinery Co., Jeddah, Saudi Arabia.

Dual responsibility for the management of Caterpillar machines and the marketing of all Prime Products, Parts, and Service.

Duties included: supplier relations, special discounts, assisting with large machine sales, pricing and margin control, creating and administering marketing programs, inventory control, competitive analysis, sales training, quotations, strategic planning, and special projects.

Participated in the closing and financing for large deals totaling over $600 million, particularly during the Gulf War. Also responsible for the management of the Construction Machinery Division's complete merchandising function, to include all sales incentive programs, market analysis, advertising and promotions; and the creation of rental-lease and integrated customer service support programs for machinery, lift trucks, engines, parts, and service support.

1986 – 1989 **Co-owner**, PIP printing and graphic arts franchise, Novato, California. Purchased a bankrupt business and sold an award winning, profitable enterprise.

1985 - 1986 **Mitsubishi Operations Manager**, Equipment Associates Inc., Emeryville, California.

Responsible for creating and implementing a strategic business plan for establishing the California Mitsubishi Engine Products primary distributorship, and a tristate sub-dealer network.

Established a sub-dealer network, recruited a sales team, and personally closed over $5 million in sales. Operations halted due to the principal's illness.

1984 – 1985 **Marketing Consultant**, Caterpillar Tractor Co., Peoria, Illinois.

Responsible for reviewing the company's U.S. sales performance and recommending and creating marketing solutions to improve market share and profitability.

Created: a mining industry inventory program, a factory subsidized excavator demonstration program, pricing strategies for dozers/wheel loaders/excavators, a BHL product allocation program, and targeted merchandising programs for specific dealers to increase their sales of a particular model and/or penetrate local market opportunity. Participated in the creation of rental-lease programs for small equipment sales. All programs achieved measurable results.

1982 – 1984 **Corporate Merchandising Manager**, Zahid Tractor & Heavy Machinery Co., Jeddah, Saudi Arabia.

Responsible for the corporate-wide integrated marketing plans, market research, advertising, and promotional activities for all corporate product franchises and support services, to include: Caterpillar, Ingersoll Rand, Volvo cars and trucks, Loraine Crane, JLG, Peerless, Pirelli Tires, and Demag.

Formed the corporate merchandising division from several dissimilar groups and administered a $5.3 million budget.

Achieved the centralized control and integration of advertising and promotions, the computerization of all marketing data, supplier pricing support programs, and a divisional cost reduction of $1.3 million per annum.

Created and administered merchandising programs that resulted in the delivery of over 2,000 pieces of earth moving machinery in a single year - a record, and the launch of the Volvo franchise that doubled corporate vehicle sales.

1979 – 1982 **General Sales Manager**, MANTRAC (the Egyptian Caterpillar Dealer), Alexandria, Egypt.

Responsible for forming and managing all Caterpillar sales divisions, increasing total sales from $11 million to $51 million per annum.

Recruited and trained an organization comprised of local recent graduates without prior CAT experience, which now hold senior dealer positions throughout the Middle East.

Increased machine sales: from 117 units to 251 units; dollar sales from $10 million to $21.6 million; gross profitability from 15% to 17.5%; and market share from 19% to 40%.

Increased engine sales: from 16 units to 260 units; dollar sales from $0.1 million to $5.9 million; and created one of the largest Caterpillar marine engine dealerships in the European-African area.

Increased lift truck sales: from 14 units to 55 units; dollar sales from $0.2 million to $0.9 million; and gross profitability from 12% to 18%.

Negotiated the addition of the Ingersoll Rand franchise, increasing corporate revenue by $7 million per annum.

1977 – 1979 **Special Representative**, Caterpillar Overseas, S.A., Rome, Italy.

Machine sales representative, responsible for the Libyan and Egyptian dealerships, assisting them with sales, inventory control, sales training, marketing plans, and general dealer administration.

Functioned as the unofficial sales manager for Libya, visiting every other week for two years, increasing sales and profitability. Assisted in the start-up of the new Egyptian dealership, functioning as a general sales consultant.

Negotiated, closed, and arranged financing for large sales ($22 – $100 million) sales in Libya; reduced Libyan dealer discounts by 50%, while maintaining sales rates and saving $30.8 million.

1974 – 1977 **Merchandising Specialist**, Caterpillar Tractor Co., Peoria, Illinois, and Geneva, Switzerland.

Following a five-month training program, responsible for visiting U.S. and Canadian dealers and conducting new and used equipment operation reviews and presenting suggestions for improving performance. Also responsible for tracking used equipment pricing trends and handling special projects.

Directed 8 dealer new-and-used equipment surveys.

Assisted in the design and implementation of a computerized order entry and inventory control system (DELTA), computerized the collection and analysis of used equipment pricing data, and introduced the use of advanced statistical methods for analyzing market and pricing trends.

Researched and wrote the first corporate manual on used equipment operations; compiled the data and wrote the first analysis for Japanese pricing strategies used in the U.S.; analyzed and presented to senior company and dealer management, recommended strategies for merchandising new and used hydraulic excavators. Wrote training and application programs, and directed the production of training and factory visit films.

1963-1970 US Military (US Army Surface-to-Air Missiles), Shell Development Corporation (research work on specific chelating agents and metal deposition on low density plastics), and various part-time positions.

Languages: Beginning Spanish and Arabic